UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .
On January 15, 2007, Vermilion Rep SAS, the French operating subsidiary of Vermilion Energy Trust (VET.UN-TSX), reported Friday, January 12, that a large crude oil storage tank (owned by Vermilion REP) at the Ambes terminal in Bordeaux, France experienced a breach resulting in a crude oil spill, most of which was contained within an onsite containment berm.

On January 15, 2007, Vermilion announced the cash distribution of $0.17 per trust unit payable on February 15, 2007 and the Exchangeable share ratio increase on January 15, 2007.

These documents are attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: January 15, 2007

Exhibit A

Press Release January 15, 2007
Vermilion Energy Trust - Ambes Terminal Incident - Bordeaux, France

Vermilion Rep SAS, the French operating subsidiary of Vermilion Energy Trust (VET.UN-TSX), reported Friday, January 12, that a large crude oil storage tank (owned by Vermilion REP) at the Ambes terminal in Bordeaux, France experienced a breach resulting in a crude oil spill, most of which was contained within an onsite containment berm. Approximately 300 bbl of crude oil overflowed the containment berm and spilled into the Garonne River.

The Ambes terminal is operated by a third party. The operator and authorities began clean-up efforts immediately and those efforts are ongoing. As a precautionary measure, the Parentis-Ambes pipeline, which carries approximately 5,100 b/d of Vermilion’s Aquitaine Basin production to the Ambes terminal, has been temporarily shut in until a full review of the incident is completed.

Vermilion is reviewing contingency plans which may allow it to deliver some production elsewhere, but has not made any final decision in this respect. This situation could result in the loss of up to 300 b/d of oil production in 2007 compared to Vermilion’s projected estimate of between 29,500 b/d and 30,500 b/d.

For further information please contact:

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 269-4884 Fax: (403) 264-6306 IR Toll Free: 1-866-895-8101
www.vermilionenergy.com

Press Release January 15, 2007
Vermilion Energy Trust Announces $0.17 Cash Distribution for February 15, 2007 Payment Date
and Exchangeable Share Ratio Increase

Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the cash distribution of $0.17 per trust unit payable on February 15, 2007 to all unitholders of record on January 31, 2007. The ex-distribution date for this payment is January 29, 2007. This will be the Trust’s 48th consecutive distribution payment of $0.17 since Vermilion was formed as a Trust in January 2003.

Exchangeable Share Ratio Information

Upon conversion to a Trust in January 2003, some holders of shares in the predecessor company, Vermilion Resources Ltd., opted to hold exchangeable shares in place of Vermilion Energy Trust units. The following information applies only to those exchangeable shareholders and does not affect Vermilion Energy Trust unitholders.

The increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. will be from 1.46741 to 1.47523. The increase will be effective on January 15, 2007. A “Notice of Retraction” must be received by Computershare by January 22, 2007 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on February 15, 2007.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution	December 29, 2006
Opening Exchange Ratio	1.46741

Vermilion Energy Trust Distribution per Unit	$0.17

10-day Weighted Average Trading Price (“Current Market Price”)	$31.90621
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio	0.00782
Effective Date of the Increase in the Exchange Ratio	January 15, 2007
Exchange Ratio as of the Effective Date	1.47523

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous month’s exchange ratio and dividing by the Current Market Price of VET.UN. A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

For further information please contact:

Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 269-4884 Fax: (403) 264-6306 IR Toll Free: 1-866-895-8101
www.vermilionenergy.com